                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-73112


                             Dated February 12, 2002

                            NETWORKS ASSOCIATES, INC.

                              -------------------

          $345,000,000 OF 5.25% CONVERTIBLE SUBORDINATED NOTES DUE 2006 19,092,418 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                              -------------------

        We issued the notes in a private placement in August 2001. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

        The notes are convertible prior to maturity into common stock at an initial conversion price of $18.07 per share, or approximately 55.3403 shares of common stock per $1,000 principal amount of notes, in each case, subject to adjustment in certain events. We will pay interest on the notes on February 15 and August 15 of each year, beginning on February 15, 2002. The notes will mature on August 15, 2006, unless earlier converted or redeemed.

        We may redeem all or a portion of the notes on or after August 20, 2004. In addition, the holders may require us to repurchase the notes upon a change of control of the company if we are not the surviving company.

        The reported last sale price of our common stock on the Nasdaq National Market on February 11, 2002 was $28.17 per share. Our common stock is traded on the Nasdaq National Market under the symbol "NETA." Effective February 12, 2002, our common stock will commence trading on the New York Stock Exchange under the symbol "NET" and will no longer be traded on the Nasdaq National Market.

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THESE SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
          COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
           DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                    This prospectus is dated February 12, 2002

        You should rely only on the information incorporated by reference or provided in this prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front this prospectus.

                                -----------------

                                TABLE OF CONTENTS

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                                                                                     PAGE
                                                                                     ----
Summary................................................................................   1

Risk Factors...........................................................................   6

Risks Related To Network Associates....................................................   6

Risks Related To The Notes And The Common Stock Into Which The Notes Are Convertible...  21

Where You Can Find More Information....................................................  26

Use of Proceeds........................................................................  28

Ratio of Earnings to Fixed Charges.....................................................  28

Dividend Policy........................................................................  28

Description of Notes...................................................................  29

United States Federal Income Tax Consequences..........................................  46

Selling Securityholders................................................................  52

Plan Of Distribution...................................................................  57

Indemnification Of Directors And Officers..............................................  60

Legal Matters..........................................................................  60

Experts................................................................................  60

                                     SUMMARY

        This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference into this prospectus

                               NETWORK ASSOCIATES

        We are a leading supplier of network security and network management solutions. We operate through two businesses consisting of our infrastructure business and McAfee.com our publicly traded subsidiary. Our infrastructure business is operated in six geographic regions: the United States, Europe, Japan, Canada, Asia-Pacific and Latin America. McAfee.com is an application service provider, or ASP, targeted at consumers and small to medium-sized businesses.

        The majority of our net revenue has historically been derived from our McAfee anti-virus products and our Sniffer Technologies network fault and performance products. In addition to these two flagship products, we have focused our efforts on building a full line of complementary network security and network management solutions. On the network security side, we strengthened our anti-virus lineup by adding complementary products in the firewall, intrusion detection, encryption, and virtual private networking categories. On the network management side, we built upon our Sniffer Technologies line by adding products in the help desk, asset management, network monitoring, and network reporting categories. We continuously seek to expand our product lines.

        To more effectively market our infrastructure products in our various geographic regions, we have combined complementary products into separate product groups, as follows:

        - McAfee, which delivers world-class anti-virus and security products and services;

        - Sniffer Technologies, which is a leader in network availability and system security products; and

        - Magic Solutions, which is a leading provider of web-based service desk solutions.

        In the fourth quarter of 2001, we substantially completed integrating the activities of our PGP product group into our McAfee and Sniffer product groups. The PGP product group accounted for approximately 6% of net revenue in 2001. Former PGP products now marketed and sold as McAfee products include the McAfee VPN, McAfee Desktop Firewall (our distributed firewall) for corporate users and the McAfee E-Business Server. The CyberCop vulnerability assessment technology was integrated into the Sniffer product line. We are seeking buyers for the PGP desktop encryption and Gauntlet firewall products. In connection with the PGP integration, we recorded a restructuring charge of approximately $3.8 million during the fourth quarter of 2001, consisting primarily of the costs related to severance packages for affected employees and other exit costs. Related to this integration, we also expect, among other things:

        - to record an additional restructuring charge of approximately $5.0 million related to the divestiture of those PGP Security products that were not integrated into our Sniffer and McAfee product groups;

        - expense reductions of approximately $50 million in fiscal 2002, primarily in the areas of cost of services and support, research and development, marketing and sales, and to a lesser extent, general and administrative expenses; and

        - overall revenue to be adversely impacted in at least the near-term due to, among other things, possible uncertainty on the part of customers purchasing the PGP Security products being sold.

PRODUCT GROUPS

     McAfee

        McAfee's products and services provide solutions designed to enforce anti-virus policies, measure the performance of anti-virus activities and deliver network security. The McAfee product group includes products and services that provide multi-layer anti-virus protection, management and reporting for desktops, servers, GroupWare, Internet technologies, and wireless technologies. The McAfee product group also includes distributed firewalls and virtual private network products for corporate users. McAfee's services are provided by McAfee's Anti-Virus Emergency Response Team or AVERT. AVERT augments McAfee's product offerings by identifying new viruses and deploying anti-virus solutions to our customers. McAfee customers are primarily corporate customers, including customers in the managed service market, such as ASPs, and managed service providers, or MSPs.

     Sniffer Technologies

        Sniffer Technologies' products and services provide customers with network and application management solutions designed to maximize network availability and performance and system security. Sniffer Technologies' products capture data, monitor network traffic and collect key network statistics. Sniffer Technologies' products are also designed to optimize network and application performance and increase network reliability by uncovering and analyzing network problems and system vulnerabilities and recommending solutions to such problems, automatically and in real-time for mid-level and high-speed networks. Sniffer Technologies' customers are primarily corporate customers, including customers in the managed service market.

     Magic Solutions

        Magic Solutions' products provide customers with a web-based set of tools to manage their customer support and problem management needs. Magic Solutions' product group consists of products that promote information sharing, facilitate workflow, and improve service delivery. Magic Solutions' customers are primarily corporations.

MCAFEE.COM

        McAfee.com is a security ASP delivering security applications software and related services through an Internet browser. The McAfee.com applications allow users to detect and eliminate viruses on their PCs, repair their PCs from damage caused by viruses, optimize their hard drives and update their PCs' virus protection system with current software patches and upgrades. McAfee.com also offers customers access to

McAfee.com Personal Firewall, McAfee.com Wireless Security Center and McAfee.com Internet Privacy Service. McAfee.com's customers include individuals and corporations.

        Under the terms of our licensing agreement with McAfee.com, McAfee.com's business has historically been targeted exclusively at consumers. In March 2001, we entered into a reseller agreement with McAfee.com allowing it to expand its product offerings with McAfee.com for Business. McAfee.com for Business is a website serving the security needs for small and medium-sized businesses delivering managed applications services that allow businesses to provide anti-virus and firewall security for their desktop PCs.

        As of December 31, 2001, we owned 36.0 million shares of McAfee.com Class B common stock, entitled to three votes per share and representing approximately 76% of McAfee.com's outstanding common stock and 90% of its total voting power.

SALES AND MARKETING

        Our sales and marketing efforts are directed primarily at large corporate and government customers, as well as to resellers, distributors and system integrators worldwide. Our North American direct sales force, constituting the majority of our sales force, is organized by product group. We also have direct sales and support operations in Europe, Asia, South America and Australia. To complement our direct sales efforts, we market many of our products through corporate resellers, distributors, and retailers. In addition, original equipment manufacturers, or OEMs, license our products and bundle them with PC hardware or software.

OPERATING RESULTS

   We were not profitable in 2001, 2000 and 1999. In 2001, we had a net loss of $100.7 million on net revenues of $834.5 million compared to a net loss of $102.7 million on net revenues of $745.7 million in 2000 and a net loss of $159.9 million on net revenues of $683.7 million in 1999.

                        -------------------------------

         Network Associates' principal executive office is located at 3965 Freedom Circle, Santa Clara, California 95054 and its telephone number is (408) 988-3832.

                                  THE OFFERING

   Securities Offered.................................    $345,000,000 aggregate principal amount of 5.25%
                                                          Convertible Subordinated Notes due 2006 and 19,092,418
                                                          shares of common stock issuable upon conversion of the
                                                          notes, subject to adjustment in certain circumstances.

   Maturity...........................................    August 15, 2006, unless earlier converted or redeemed by
                                                          us at our option or repurchased by us at your option.

   Interest Rate and Payments.........................    5.25% per year, payable on February 15 and August 15 of
                                                          each year.  Our annual interest payments under these notes will total approximately $18.1 million.

   Conversion Rights..................................    You may convert your notes into our common stock at any
                                                          time, unless previously redeemed or repurchased, at a
                                                          conversion price of $18.07 per share (equal to a
                                                          conversion rate of approximately 55.3403 shares per $1,000 principal amount of notes).

   Redemption of Notes at Our Option..................    We may redeem all or a portion of the notes on or after
                                                          August 20, 2004, at the redemption prices set forth in
                                                          this prospectus.

   Change of Control..................................    Upon a change of control of Network Associates, you may
                                                          require us to purchase all or a portion of your notes.  We may pay the repurchase price in cash or in our common
                                                          stock or other applicable securities if we are not the
                                                          surviving corporation of the change of control transaction.


   Subordination......................................    The notes are unsecured and will be subordinated to all of our existing and future senior indebtedness, as defined in the indenture, and are pari passu with respect to the
                                                          $498,500,000 principal amount at maturity outstanding as
                                                          of December 31, 2001 of our Zero Coupon Convertible
                                                          Debentures due 2018 (the "debentures").  As of December
                                                          31, 2001, we had no indebtedness outstanding that would
                                                          have constituted senior indebtedness.  As of December 31,
                                                          2001, our subsidiaries had approximately $586.2 million of indebtedness and other liabilities outstanding, excluding
                                                          intercompany liabilities and liabilities of a type not
                                                          required to be reflected on a balance sheet in accordance
                                                          with generally accepted accounting principles, to which
                                                          the notes would have been effectively subordinated.  The
                                                          notes are solely obligations of Network Associates.  Our
                                                          subsidiaries are under no obligation to make any payments
                                                          under the notes.

   Use of Proceeds....................................    We will not receive any proceeds from the sale by any
                                                          selling securityholder of the notes or the underlying
                                                          common stock.

   Trading............................................    Our common stock is quoted on the Nasdaq National Market
                                                          under the symbol "NETA."  Commencing on February 12, 2002, our common stock will trade on the New York Stock Exchange under the symbol "NET" and will no longer be traded on the
                                                          Nasdaq National Market.

   Original Issuance..................................    The notes were originally issued in a private placement on
                                                          August 17, 2001.  The initial purchaser in the placement
                                                          was Lehman Brothers Inc., who sold the notes to qualified
                                                          institutional buyers pursuant to Rule 144A.

                                  RISK FACTORS

        Before you invest in the notes or shares of common stock underlying the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes or the shares of common stock underlying the notes. The risks set forth below are not the only risks we face. If any of the following risks occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In such case, the trading price of the notes and common stock could decline and result in a loss of all or part of your investment.

        Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements

                       RISKS RELATED TO NETWORK ASSOCIATES

OUR FINANCIAL RESULTS WILL LIKELY FLUCTUATE.

        We were not profitable in 2001, 2000 and 1999. In 2001, we had a net loss of $100.7 million on net revenues of $834.5 million compared to a net loss of $102.7 million on net revenues of $745.7 million in 2000 and a net loss of $159.9 million on net revenues of $683.7 million in 1999.

        Our revenues and operating results have varied significantly in the past. We expect fluctuations in our operating results to continue. As a result, we believe that period-to- period comparisons of our financial results should not be relied on as an indicator of our future results. Our expense levels are based in part on our expectations regarding future revenues and in the short term are relatively fixed. We may be unable to adjust our expenses in time to compensate for any unexpected revenue shortfall.

Operational Factors.

         Operational factors that may cause our revenues, gross margins and operating results to fluctuate significantly from quarter to quarter include:

    - volume, size and timing of new licenses and renewals of existing licenses;

    - introduction of new products, product upgrades or updates by us or our competitors;

    - the mix of products we sell and whether those products are sold directly by us or indirectly through distributors and whether, in the case of software licenses, the licenses are time-based subscription licenses or perpetual licenses;

    - costs or charges related to our acquisitions or dispositions, including our planned disposition of the Gauntlet firewall and our PGP desktop and wireless encryption product lines;

    - the components of our revenue, particularly that portion attributable to our ASP/MSP subscription model, that are deferred; and

    - stock-based compensation charges and costs related to extraordinary events, including litigation and any reductions in forces.

Seasonal and Macroeconomic Factors.

        Our net revenue is typically higher in the fourth quarter, as many customers complete annual budgetary cycles, and lower in the summer months when many businesses experience lower sales, particularly in the European market. In recent periods, poor economic conditions in Asia, particularly Japan, and Latin America have hurt our business. Customer concerns about weakening U.S. and global economic conditions and the uncertainties following the terrorist attacks of September 11, 2001 could also harm our business.

IT IS DIFFICULT FOR US TO ESTIMATE OPERATING RESULTS PRIOR TO THE END OF A QUARTER.

        Because we do not maintain a significant level of backlog, product revenues in any quarter are dependent on contracts entered into or orders booked and shipped in that quarter. Historically, we have experienced a trend toward more product orders, and therefore, a higher percentage of revenue shipments, in the last month of a quarter. Some customers believe they can enhance their bargaining power by waiting until the end of a quarter to place their order.

WE FACE RISKS ASSOCIATED WITH THE INTEGRATION OF OUR PGP PRODUCT GROUP INTO OUR MCAFEE AND SNIFFER PRODUCT GROUPS.

         We recently integrated most of the PGP products into our McAfee and Sniffer product groups and are seeking buyers for the remaining assets. Risks related to the integration and possible sales include:

    - we may not realize our estimated expense reductions of approximately $50 million in 2002 in full or on a timely basis;

    - we may experience increased customer dissatisfaction or customer losses, particularly from customers licensing the Gauntlet firewall and PGP desktop and wireless encryption technologies that we plan to sell; and

    - we may be unable to sell the Gauntlet firewall and PGP desktop and wireless encryption technologies on favorable terms, on a timely basis, or at all.

WE HAVE RECENTLY EXPERIENCED SIGNIFICANT CHANGES IN SENIOR MANAGEMENT AND PLAN TO ADD NEW MEMBERS OF SENIOR MANAGEMENT.

        On January 3, 2001, our board of directors appointed George Samenuk as our chief executive officer and president. In April 2001, Stephen C. Richards was hired as our new executive vice president and chief financial officer and was recently named our chief operating officer. In October 2001, Zachary Nelson, who was recently named our chief strategy officer, left that position. We have also recently hired new heads of our Asia-Pacific, European and Latin American operations. In December 2001, Gene Hodges, the president of our McAfee product group, was appointed president of Network Associates and we hired Art Matin to replace Gene Hodges as the president of the McAfee product group. We intend to continue to add new members to senior management. Changes in management may be disruptive to our business and may result in the departure of existing employees and/or customers. It may take significant time to locate, retain and integrate qualified management personnel.

CRITICAL PERSONNEL MAY BE DIFFICULT TO ATTRACT, ASSIMILATE AND RETAIN.

        Our success depends in large part on our ability to attract and retain technically qualified and highly skilled sales, consulting, technical, marketing and management employees. Competition for qualified employees is intense, resulting in upward pressure on wages. In addition to our recent senior management additions, we hired a significant number of new employees in 2000 and 2001. We may continue to add new employees to fill positions vacated by departing employees and to expand our business. There may be reduced levels of productivity as recent hires are trained and otherwise assimilate and adapt to our organization.

        Other than executive management who have "at will" employment agreements, our employees are not typically subject to an employment agreement or non-competition agreement. We may be unsuccessful in retaining key personnel. For example, after April 22, 2000, the end of the 12-month lock-up period for options repriced in April 1999, we experienced a larger than normal level of employee departures as many of these employees elected to terminate their employment with us. We may also have difficulties in retaining employees because many of our employees hold options to purchase our stock at prices significantly above the current market price for our stock.

WE FACE RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

        For 2001 and 2000, net revenue from international sales represented approximately 35% and 37%, respectively, of our net revenue. We intend to focus on international growth and expect international revenue to account for a significant percentage of our net revenue. Related risks include:

    - longer payment cycles and greater difficulty in collecting accounts receivable;

    - increased costs and management difficulties related to the building of our international sales and support organization;

    - the acceptance of the reorganization of our international sales forces by regions;

    - the need to train and integrate the new heads of Asia-Pacific, Europe and Latin America;

    - uncertainties relative to regional economic circumstances, including the continued economic weakness in Asia and a weak Euro;

    -   currency fluctuations and risks related to hedging strategies;

    -   political instability in emerging markets;

    -   tariffs, trade barriers and export restrictions; and

    -   a high incidence of software piracy in some countries.

WE DEPEND ON REVENUE FROM OUR FLAGSHIP ANTI-VIRUS AND SNIFFER PRODUCTS.

                We have historically derived a majority of our net revenues from our flagship McAfee anti-virus software products and Sniffer network fault and performance management products. These products are expected to continue to account for a significant portion of our net revenues for the foreseeable future. Because of this revenue concentration, our business could be harmed by a decline in demand for, or in the prices of, these products as a result of, among other factors, any change in our pricing model, a maturation in the markets for these products or other risks described in this prospectus.

CUSTOMERS MAY CANCEL OR DELAY PRODUCT PURCHASES.

         Weakening economic conditions, new product introductions and expansions of our business may increase the time necessary to sell our products and require us to spend more on our sales efforts. Our products may be considered to be capital purchases by our current or prospective customers. Capital purchases are often discretionary and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of economic conditions in general.

WE FACE A NUMBER OF RISKS RELATED TO OUR PRODUCT SALES THROUGH DISTRIBUTORS.

        We sell a significant amount of our products through intermediaries such as distributors. Our top ten distributors typically represent approximately 37% to 42% of our net revenue in any quarter. Our largest distributor, Ingram Micro, accounted for approximately 27% of net revenue during 2001.

Loss of a Distributor.

        Our distributor agreements may be terminated by either party without cause. If one of our significant distributors terminates its distribution agreement, we could experience a significant interruption in the distribution of our products.

Need for Accurate Distributor Information.

        We recognize revenue on products sold by our distributors when distributors sell our products to their customers. To determine our business performance at any point in time or for any given period, we must timely and accurately gather sales information from our distributors' information systems, at an increased cost to us. Our distributors' information systems may be less accurate or reliable than our internal systems.

Sale of Competing Products.

        Our distributors may sell other vendors' products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products through market and support programs, these distributors may give greater priority to products of other suppliers, including competitors.

Payment Difficulties.

        Some of our distributors may experience financial difficulties, which could adversely impact our collection of accounts receivable. Our allowance for doubtful accounts was approximately $8.4 million at December 31, 2001 and $15.3 million at December 31, 2000. In 1999, one of our large European distributors,

CHS, entered bankruptcy requiring us to record a related accounts receivable write-off of approximately $28.7 million. Also in 1999, Pinacor, a U.S. distributor, entered bankruptcy requiring us to record a related accounts receivable write-off of approximately $6.0 million. We regularly review the collectibility and credit worthiness of our distributors to determine an appropriate allowance for doubtful accounts. Our uncollectable accounts could exceed our current or future allowances.

WE EXPECT SIGNIFICANT STOCK-BASED COMPENSATION CHARGES.

        We expect to incur stock-based compensation charges related to employee options repriced in April 1999. The size of these charges could be significant depending on movements in the market value of our common stock and, in some cases, the market value of McAfee.com common stock. On December 31, 2001, the market value of our common stock and McAfee.com's common stock was $25.85 and $33.91, respectively. Subject to a number of assumptions and limitations including the timing and number of options exercises, for each $1.00 increase in the price of our common stock or McAfee.com's common stock, at March 31, 2002 we could expect a stock-based compensation charge of approximately $2.3 million and $235,000, respectively. We may also incur additional stock-based compensation charges related to executive compensation arrangements.

WE FACE THE RISK OF FUTURE NON-RECURRING CHARGES IN THE EVENT OF IMPAIRMENT AND WILL EXPERIENCE SIGNIFICANT AMORTIZATION CHARGES RELATED TO PURCHASED TECHNOLOGY.

        We adopted SFAS 142 beginning in 2002 and, as a result, we no longer amortize goodwill. However, we will continue to have significant amortization related to purchased technology and other identifiable intangibles, and we must evaluate our goodwill and purchased technology at least annually for impairment. For 2001, our amortization charge for purchased technology and other identifiable intangibles was approximately $13.0 million, and for goodwill was $51.1 million. If we determine that these items are impaired, we will be required to take a related non-recurring charge to earnings.

WE MAY NEED TO USE A LARGE PORTION OF OUR CASH BALANCES, ISSUE A SIGNIFICANT AMOUNT OF OUR COMMON STOCK OR INCUR ADDITIONAL INDEBTEDNESS TO REPURCHASE OUR OUTSTANDING DEBENTURES.

                On February 13, 1998, we issued zero coupon debentures having an aggregate face amount at maturity of $885.5 million and generating net proceeds (after deducting fees and expenses) to us of approximately $337.6 million. The initial price for the debentures was $391.06 per $1,000 of principal amount at maturity. At the option of the holder, we are required to repurchase the debentures as of February 13, 2003 at a repurchase price equal to the initial issue price plus the accretion of original issue discount on the debentures to such date (or $494.52 per $1,000 of principal amount at maturity). In the case of such a required repurchase, at our option, we may pay the aggregate repurchase price in cash, shares of our common stock or a combination of cash and common stock. The number of shares of common stock so issued by us would be based on the fair value of our common stock at the time of any required repurchase. On the same date and at the same repurchase price, we may at our option redeem the outstanding debentures for cash.

                As of December 31, 2001, we had used $173.7 million of our cash to repurchase zero coupon debentures having an aggregate face amount at maturity of $387.0 million. Assuming that as of February 13, 2003, all zero coupon debentures outstanding as of December 31, 2001, are redeemed the aggregate redemption price would equal approximately $246.5 million. As of December 31, 2001, our aggregate cash, cash equivalents and marketable securities were approximately $943.0 million, including $102.5 million held by McAfee.com.

        In anticipation of any repurchase or optional redemption of the debentures, we may issue additional indebtedness to pay all or a portion of the repurchase or redemption price. This indebtedness may be issued in a greater amount than, or on terms less favorable than, the outstanding debentures or notes.

WE FACE RISKS RELATED TO THE ORGANIZATION OF OUR U.S. PROFESSIONAL SERVICES ORGANIZATION AND SALES EFFORTS BY PRODUCT GROUPS.

        Our U.S. sales force and related professional service organization are organized by product group: McAfee, Sniffer Technologies and Magic Solutions. Risks related to this structure include:

    - customer confusion or irritation related to multiple sales calls from different members of our sales forces;

    - potential losses of cross-selling opportunities and lead sharing between the separate product groups' sales representatives;

    - possible failures by our centralized general and administrative group to meet each product group's individualized infrastructure and support requirements; and

    - one or more of our product groups lacking sufficient qualified professional services personnel to support its products.

WE FACE RISKS ASSOCIATED WITH PAST AND FUTURE TRANSACTIONS.

Acquisitions.

        We may buy or make investments in complementary companies, products and technologies. Since 1995, we have completed a large number of significant acquisitions involving both public and private companies including the acquisition of CyberMedia and Dr. Solomon's in 1998 and Network General in 1997. We and McAfee.com have also completed a number of smaller acquisitions and we have acquired a number of our international distributors.

        Integration of an acquired company or technology involves a complex, time consuming and expensive process. The successful integration of an acquisition requires, among other things, that we:

    -   integrate and retain key management, sales and other personnel;

    - integrate the acquired products into our product offerings both from an engineering and sales and marketing perspective;

    - integrate and support preexisting supplier, distribution and customer relationships;

    -   coordinate research and development efforts; and

    -   consolidate duplicate facilities and functions.

        The geographic distance between the companies, the complexity of the technologies and operations being integrated, and the disparate corporate cultures being combined may increase the difficulties of integrating an acquired company or technology. Management's focus on the integration of operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition.

        Our available cash and securities may be used to buy or invest in companies or products, possibly resulting in significant acquisition-related charges to earnings and dilution to our stockholders. Moreover, if we buy a company, we may have to incur or assume that company's liabilities, including liabilities that are unknown at the time of acquisition.

Investments.

        We have made a number of venture and minority investments in private and publicly-traded companies with complementary products, services and technologies. As of December 31, 2001, the minority venture investments we continue to hold totaled $2.4 million consisting of investments in public and private companies, amounting to $2.2 million and $200,000, respectively. During 2001, we recorded a $20.6 million impairment charge in connection with these investments. We may make additional strategic investments.

WE COULD EXPERIENCE CUSTOMER AND MARKET CONFUSION DUE TO SIMILARITIES IN THE NAMES USED BY OUR DIFFERENT PRODUCT GROUPS AND SUBSIDIARIES.

        Network Associates, our product groups and our subsidiaries, often have similar and potentially confusing names, products and Web addresses. For example, our online consumer anti-virus products are sold by our publicly traded McAfee.com subsidiary, our retail and large corporate anti-virus products are sold by our retail division, which is called McAfee Retail, and our hosted anti-virus products are marketed and sold by our McAfee product group. Customers of our McAfee product group are frequently confused by the need to access information regarding our products and services at www.mcafeeb2b.com. The web address www.mcafee.com is utilized by our publicly traded subsidiary McAfee.com.

WE FACE RISKS RELATED TO OUR APPLICATION SERVICE PROVIDER STRATEGY.

        Customers of our ASP or hosted products and services essentially "rent" the use our software. For example, McAfee ASaP offers hosted services to corporate customers and McAfee.com is dedicated to updating, upgrading and managing PCs over the Internet for consumers and small to medium-sized businesses. This web-based model is a relatively new concept, and our ASP products and services may fail to maintain or increase market acceptance. The growth, market acceptance and ultimate profitability of our ASP services is highly uncertain and subject to a number of factors, including:

    - our ability to successfully adapt existing products or develop new or enhanced products that operate in a fast, secure and reliable manner over the Internet;

    - increased expenditures associated with the creation of a new business or delivery platform, such as product development, marketing and technical and administrative support;

    -   the introduction of new products by third-party competitors; and

    - our ability to properly price our products and services to generate the greatest revenue opportunities.

OUR MANAGED SERVICE PROVIDER STRATEGY EXPOSES US TO RISKS IN ADDITION TO THOSE GENERALLY EXPERIENCED AS AN ASP.

        We also make our hosted products and services available over the Internet in what we refer to as a managed environment. Unlike our ASP solutions, these managed service provider, or MSP, solutions are customized, monitored and updated by networking professionals for a specific customer. To successfully offer MSP services we must:

    -   effectively monitor and customize each customer's managed services;

    - attract and retain qualified networking professionals to manage customer accounts; and

    - effectively price our products and services to account for the higher costs associated with selling managed services.

         We also allow intermediaries, such as Internet Service Providers, to sell and host our products and services in a managed environment. This MSP reseller strategy exposes us to additional risks:

    - we must select, train and maintain qualified and financially stable MSP resellers;

    - it is more difficult for us to ensure customer satisfaction as we do not have direct customer contact and we rely on our resellers to timely and properly customize and administer our products and services;

    - we must develop and maintain mutually satisfactory revenue sharing arrangements with our MSP resellers; and

    -   our MSP resellers may compete with our own MSP efforts.

WE FACE RISKS RELATED TO OUR RELATIONSHIP WITH MCAFEE.COM.

        We have entered into various inter-company arrangements with McAfee.com, our publicly traded subsidiary. Pursuant to our cross license agreement with McAfee.com, we have licensed all our technology to McAfee.com for use in the markets specified below and McAfee.com has licensed its technology to us for our use outside of McAfee.com's markets. Our license and other agreements with McAfee.com expose us to risks, including:

    - subject to the reseller agreement described below, McAfee.com has the exclusive right to use the licensed technology for providing single-user consumer licenses for our products and services sold over the Internet or for Internet-based products and licensing the technology to original equipment manufacturers for sale to individual consumers;


    - we may not offer a product incorporating third-party technology if those products are competitive with products offered by McAfee.com;


    - the license agreement is perpetual and may only be terminated by us if McAfee.com fails to cure a material breach of the license within 30 days after we notify it of the breach, subject to mandatory dispute resolution prior to the effectiveness of any proposed termination; and

    - we are required to indemnify McAfee.com with respect to litigation related to our licensed technology.



        These risks manifest themselves, among other ways, in terms of customer confusion, sales force confusion over market boundaries and possible conflicts between the companies.

        In March 2001, we entered into reseller agreements with McAfee.com. Under these agreements, McAfee.com may resell our products to business customers, except in Japan, and, in certain countries, we may sell McAfee.com products to OEMs and end-users directly or through ASPs.

WE ARE SUBJECT TO INTENSE COMPETITION IN THE NETWORK MANAGEMENT AND SECURITY MARKETS AND WE EXPECT TO FACE INCREASED COMPETITION IN THE FUTURE.

        The markets for our products are intensely competitive and we expect competition to increase in the near-term.

Some of our competitors have longer operating histories, greater name recognition, larger technical staffs, established relationships with hardware vendors and/or greater financial, technical and marketing resources.

Anti-Virus Software.

        Our principal competitor in the anti-virus market is the Norton Product Group of Symantec. Trend Micro remains the strongest competitor in the Asian anti-virus market, with Dr. Ahn's making recent inroads, particularly in Japan and Korea. Other anti-virus competitors include numerous smaller companies and shareware authors that may in the future develop competing software or be consolidated into larger competitors.

Network Security.

        Our principal competitors in the security market vary by product type. For firewalls, our principal competitors include CheckPoint, Symantec, and larger companies such as Cisco Systems and Microsoft. For intrusion detection products, we compete with Cisco Systems, Internet Security Systems and Symantec. The markets for encryption and virtual private network, or VPN, products are highly fragmented with numerous small and large vendors. VPN competitors include hardware and software vendors, including telecommunications companies and traditional networking suppliers.

Network Management.

        Our principal competitor in the network management market is Agilent. Other competitors include Acterna Corporation, Cisco Systems, Computer Associates, Compuware, Concord Communications, DeskTalk Systems, GN Nettest, Network Instruments, Radcom Technologies, Shomiti Systems and WildPackets.

Helpdesk.

        Our principal competitors in the help desk market are Computer Associates, FrontRange Solutions and Peregrine Systems.

Other Competitors.

        We also face competition from large software companies such as HP, Intel, Microsoft and Novell, which may offer network security and management products as enhancements to their operating system.

WE FACE PRODUCT DEVELOPMENT RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGES IN OUR MARKET.

        The network security and management market is highly fragmented and characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Our success depends on our ability to timely and effectively:

        - offer a broad range of network security and management software products;

        -      enhance existing products and expand product offerings;

        - respond promptly to new customer requirements and industry standards; and

        - remain compatible with popular operating systems such as Linux, Netware, Windows XP, Windows 2000, Windows 98 and Windows NT, and develop products that are compatible with new or otherwise emerging operating systems.

        We may experience delays in software development as we have at times in the past. Complex software products like ours may contain undetected errors or version compatibility problems, particularly when first released, which could delay or harm market acceptance.

        Our long-term success depends on our ability to keep our products current. For example, the proliferation of new and changing viruses makes it imperative to update anti-virus products frequently to avoid obsolescence. Accordingly, we must upgrade and update existing product offerings, modify and enhance acquired products and introduce new products which meet our customers' needs. We believe that our ability to provide these upgrades and updates frequently and at low costs is key to our anti-virus success.

COMPETITORS MAY INCLUDE PRODUCTS SIMILAR TO OURS IN THEIR HARDWARE OR SOFTWARE AND RENDER OUR PRODUCTS OBSOLETE, AND IF THERE ARE FEWER WEAKNESSES IN THIRD-PARTY SOFTWARE, THE PERCEIVED NEED FOR OUR SOFTWARE MAY DECLINE.

        Vendors of hardware and of operating system software or other software (such as firewall or e-mail software) may enhance their products or bundle separate products to include network security and management software similar to our products. From time to time, Microsoft has indicated that it would incorporate its own anti-virus software or functionality into its products. The widespread inclusion of products that perform the same or similar functions as our products within computer hardware or other software could render our products obsolete and unmarketable. Furthermore, even if these incorporated products are inferior or more limited than our products, customers may elect to accept the incorporated products rather than purchase our products. If we are unable to develop new network security and management products to further enhance operating systems or other software and to successfully replace any obsolete products, our business could suffer.

        Many current viruses exploit known weaknesses in third-party software. If these weaknesses are corrected or, if there are fewer third-party software weaknesses, the perceived need for our products may decline.

OUR HARDWARE BASED PRODUCTS FACE MANUFACTURING, SUPPLY, INVENTORY, LICENSING AND OBSOLESCENCE RISKS.

Third-Party Manufacturing.

        We rely on a small number of third parties to manufacture some of our hardware-based Sniffer and E-ppliance products. We expect the number of our hardware-based products and our reliance on third-party manufacturers to increase as software-only network security and management solutions become less viable. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third party manufacturers cannot or will not manufacture our products in required volumes, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments. The unexpected loss of any of our manufacturers would be disruptive to our business.

Sourcing.

        Our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellations of customer orders or delays in placement of orders.

Third-Party Licenses.

        Some of our hardware-based products incorporate licensed software. We must be able to obtain reasonably priced licenses and successfully integrate this software with our hardware.

Obsolescence.

        Hardware based products may face greater obsolescence risks than software products. We could incur losses or other charges in disposing of obsolete inventory.

WE RELY ON THE CONTINUED PROMINENCE OF MICROSOFT TECHNOLOGY.

        Although we intend to support other operating systems, we seek to be the leading supplier of network security and management products for Windows/Intel based networks. Sales of our products would be materially and adversely affected by market developments that are adverse to the Windows operating environments, including the failure of users and application developers to accept Windows. In addition, our ability to develop products using the Windows operating environments is dependent on our ability to gain timely access to, and to develop expertise in, current and future developments by Microsoft, including the recently introduced Windows XP. We may be unable to gain the necessary access from Microsoft to its product development activities.

WE MAY FAIL TO SUPPORT OPERATING SYSTEMS WHICH SUCCESSFULLY COMPETE WITH MICROSOFT'S TECHNOLOGY, INCLUDING COMPETING VERSIONS OF THE UNIX OPERATING SYSTEM.

        We are expanding our product support to include the Unix operating system and the Linux operating system. Sales of our products could be materially and adversely impacted by our failure to support those operating systems or competing operating systems that receive broad market acceptance. The Unix system encompasses many separate operating systems of which we only support a few, including for example, Sun Microsystems' Solaris Unix operating system.

WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY RIGHTS WHICH OFFER ONLY LIMITED PROTECTION AGAINST POTENTIAL INFRINGERS.

        We rely on a combination of contractual rights, trademarks, trade secrets, patents and copyrights to establish and protect proprietary rights in our software. However, the steps taken by us to protect our proprietary software may not deter its misuse or theft. We are aware that a substantial number of users of our anti-virus products have not paid any registration or license fees to us. Competitors may also independently develop technologies or products that are substantially equivalent or superior to our products. Changing legal interpretations of liability for unauthorized use of our software, or lessened sensitivity by corporate, government or institutional users to avoiding infringement of intellectual property could also harm our business.

INTELLECTUAL PROPERTY LITIGATION IN THE NETWORK SECURITY AND MANAGEMENT MARKET IS COMMON AND CAN BE EXPENSIVE.

        Litigation may be necessary to enforce and protect trade secrets and other intellectual property rights that we own. Similarly, we may be required to defend against claimed infringement by others. In addition to the expense and distractions associated with litigation, adverse determinations could:

    -   result in the loss of our proprietary rights;

    -   subject us to significant liabilities, including monetary liabilities;

    -   require us to seek licenses from third parties; or

    -   prevent us from manufacturing or selling our products.

        The litigation process is subject to inherent uncertainties. We may not prevail in these matters, or we may be unable to obtain licenses with respect to any patents or other intellectual property rights that may be held valid or infringed upon by our products or us.

        If we acquire a portion of software included in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties as to the origin and ownership of any software being acquired. Similarly, exposure to infringement claims increase if we employ or hire software engineers previously employed by competitors, notwithstanding measures taken by us or our competitors to protect our competitors' intellectual property.

PENDING OR FUTURE LITIGATION COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.

        In addition to intellectual property litigation, from time to time, we have been subject to litigation. Where we can make a reasonable estimate of the liability relating to pending litigation, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong. In addition to the related cost and use of cash, pending or future litigation could cause the diversion of management's attention and resources. A putative securities class action is currently pending against us, our directors and our former officers. The plaintiffs allege that we and the other defendants improperly engaged in a course of conduct by which we improperly accounted for revenue from our software license sales and that, as a result, certain of our financial statements were false and misleading and not in compliance with generally accepted accounting principles.

PRODUCT LIABILITY AND RELATED CLAIMS MAY BE ASSERTED AGAINST US.

        Our network security and management software products are used to protect and manage computer systems and networks that may be critical to organizations. As a result, our sale and support of these products involves the risk of potential product liability and related claims. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions may not be effective under the laws of certain jurisdictions, particularly in circumstances involving unsigned licenses.

COMPUTER "HACKERS" MAY DAMAGE OUR PRODUCTS AND SERVICES.

        Due to our high profile in the security software market, we have been a target of computer hackers who have, among other things, created viruses to sabotage or otherwise attack our products and services, including our various websites. For example, we have recently seen the spread of viruses, or worms, that intentionally delete antivirus and firewall software. Similarly, hackers may attempt to penetrate our network security and misappropriate proprietary information or cause interruptions of our internal systems and services. Also, a number of websites have been subject to denial of service attacks, where a website is bombarded with information requests eventually causing the website to overload, which causes a delay or disruption of service. If successful, any of these events could damage users' or our computer systems. In addition, since we do not control diskette duplication by distributors or our independent agents, diskettes containing our software may be infected with viruses.

FALSE DETECTION OF VIRUSES AND ACTUAL OR PERCEIVED SECURITY BREACHES COULD ADVERSELY AFFECT OUR BUSINESS.

        Our anti-virus software products have in the past and may at times in the future falsely detect viruses that do not actually exist. These false alarms, while typical in the industry, may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our products. In addition, we have in the past been subject to litigation claiming damages related to a false alarm, and similar claims may be made in the future. An actual or perceived breach of network or computer security at one of our customers, regardless of whether the breach is attributable to our products, could adversely affect the market's perception of our security products.

BUSINESS INTERRUPTIONS MAY IMPEDE OUR OPERATIONS AND ADVERSELY AFFECT OUR BUSINESS.

        We face a number of potential business interruption risks that are beyond our control. The State of California has recently experienced intermittent power shortages, sharp increases in the cost of energy and even interruptions of service to some business customers.

        Additionally, we may experience natural disasters that could interrupt our business. Our corporate headquarters is located near a major earthquake fault. The potential impact of a major earthquake on our facilities, infrastructure and overall operations is not known. Despite safety precautions that have been implemented, there is no guarantee that an earthquake would not seriously disturb our entire business process. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

WE FACE RISKS ASSOCIATED WITH U.S. GOVERNMENT CONTRACTING.

        We are currently engaged in several research and development contracts with agencies of the U.S. government. The willingness of these government agencies to enter into future contracts with us depends in part on our continued ability to meet their expectations.

        Minimum fee awards for companies entering into government contracts are generally between 3% and 7% of the costs incurred by them in performing their duties under the related contract. However, these fee awards may be as low as 1% of the contract costs. Furthermore, these contracts are subject to cancellation at the convenience of the government agencies. Although we have been awarded contract fees of more than 1% of the contract costs in the past, minimum fee awards or cancellations may occur in the future. Reductions or delays in federal funds available for projects we are performing could also have an adverse impact on our government business. Contracts involving the U.S. government are also subject to the risks of disallowance of costs upon audit, changes in government procurement policies, required competitive bidding and, with respect to contracts involving prime contractors or government-designated subcontractors, the inability of those parties to perform under their contracts.

OUR CRYPTOGRAPHY TECHNOLOGY IS SUBJECT TO EXPORT RESTRICTIONS.

        Some of our network security products, particularly those incorporating encryption, may be subject to export restrictions. As a result, some products may not be exported to international customers without prior U.S. government approval. The list of products and end users for which export approval is required, and the regulatory policies with respect thereto, are subject to revision by the U.S. government at any time. The cost of compliance with U.S. and international export laws and changes in existing laws could affect our ability to sell certain products in certain markets, and could have a material adverse effect on our international revenues.



                 RISKS RELATED TO THE NOTES AND THE COMMON STOCK
                      INTO WHICH THE NOTES ARE CONVERTIBLE

OUR INDEBTEDNESS AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW AND WE WILL BE PERMITTED TO INCUR ADDITIONAL INDEBTEDNESS IN THE FUTURE.

        Our annual debt service obligations on the notes being offered hereby will be approximately $18.1 million per year in interest payments. In addition, we may be required to repurchase our outstanding zero coupon debentures, by paying cash, common stock or a combination of cash and common stock, if the holders exercise their right to put the debentures to us in February 2003. We intend to fulfill our debt service and repayment obligations both from cash generated by our operations and from our cash and investments. As of December 31, 2001, our aggregate cash, cash equivalents and marketable securities were approximately $943.0 million, including $102.5 million held by McAfee.com. As of December 31, 2001, we have used $173.7 million of our cash to repurchase zero coupon debentures having an aggregate face amount at maturity of $387.0 million. Assuming that as of February 13, 2003, all zero coupon debentures outstanding as of December 31, 2001 are redeemed the aggregate redemption price would equal approximately $246.5 million. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs.

        Our current and future indebtedness could have significant additional negative consequences, including:

    - requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

    - increasing our vulnerability to general adverse economic and industry conditions;

    -   limiting our ability to obtain additional financing;

    - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

    - placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources;

    - affecting our ability to make interest payments on our indebtedness, including the notes; and

    - in addition, the indenture permits us to incur additional indebtedness in the future, which could compound the risks described above.

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES, WHICH MAY REDUCE THEIR MARKET PRICE.

        The notes are a new issue of securities for which there is currently no trading market. Although the notes not registered for resale under this Registration Statement are eligible for trading in PORTAL, we cannot assure you that an active trading market for the notes will develop or be sustained. Lehman Brothers, Inc., the "initial purchaser," has informed us that it intends to make a market in the notes. The initial purchaser, however, is not obligated to make a market in the notes and may discontinue this market making activity at any time without notice. In addition, market making activity by the initial purchaser will be subject to the limits imposed by the federal securities laws and governmental regulations. As a result, we cannot assure you that any market for the notes will develop, or if one does develop, that it will be actively sustained.

        In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for convertible securities, changes in our prospects or financial performance or in the prospects for companies in our industry generally. If an active market for our notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. Whether or not they could trade at lower prices depends on many factors, including:

    -   prevailing interest rates;

    -   the markets for similar securities;

    -   general economic conditions; and

    - our financial condition, historical financial performance and future prospects.

THE NOTES ARE SUBORDINATED TO ALL OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS AND THE DEBT OF OUR SUBSIDIARIES WHICH MAY INHIBIT OUR ABILITY TO REPAY YOU.

        The notes are unsecured and are subordinated to all of our existing and future senior indebtedness, as defined in the indenture, and are pari passu with respect to the $498,500,000 principal amount at maturity of our debentures outstanding as of December 31, 2001. As defined in the indenture; senior indebtedness initially includes only secured indebtedness of Network Associates; however when less than $60,000,000 aggregate principal amount at maturity of the zero coupon convertible debentures remain outstanding, the senior indebtedness definition expands to include both secured and unsecured obligations of Network Associates. As of December 31, 2001, we had no indebtedness outstanding that would have constituted senior indebtedness (including obligations that would only be included within the definition of senior indebtedness at such time as less than $60,000,000 aggregate principal amount at maturity of the debentures remains outstanding). In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in specified other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to holders of senior indebtedness. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

OUR CORPORATE STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION OF THE NOTES AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE NOTES.

        The notes are obligations exclusively of Network Associates. Since a significant portion of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds by those subsidiaries to us. These subsidiaries are separate and distinct legal entities and have no obligation to make any payments on the notes or to make any funds available for payments on the notes, whether by dividends, loans or otherwise. In addition, the ability of our subsidiaries to make dividend payments or loans or advances to us may be subject to statutory or contractual restrictions and may be contingent on the earnings of the subsidiaries.

        Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your consequent right to participate in those assets, will be effectively subordinated to any claims creditors may have against our subsidiaries, including trade creditors, unless we are recognized as a creditor to the subsidiary.

        As of December 31, 2001, our subsidiaries had approximately $586.2 million of indebtedness and other liabilities outstanding, excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, to which the notes would have been effectively subordinated. In addition, the indenture does not limit the creation of additional indebtedness by our subsidiaries.

OUR ABILITY TO REPURCHASE NOTES WITH CASH UPON A CHANGE OF CONTROL MAY BE
LIMITED.

        In certain circumstances involving a change of control, as defined in "Description of the Notes--Repurchase at Option of Holders Upon a Change of Control" you may require us to repurchase some or all of your notes. We may have insufficient financial resources at such time or may be unable to arrange financing to pay the repurchase price of the notes in cash. Our ability to repurchase the notes in such event may be limited by law, by the terms of other agreements relating to our senior indebtedness and by such indebtedness and agreements as may be entered into, replaced, supplemented or amended from time to time.

We may be required to refinance our senior indebtedness in order to make such payments. We may not have the financial ability to repurchase the notes in cash if payment for our senior indebtedness is accelerated.

OUR STOCK PRICE HAS BEEN VOLATILE AND IS LIKELY TO REMAIN VOLATILE, WHICH MAY ADVERSELY AFFECT THE PRICE OF OUR STOCK AND THE NOTES.

        During 2001, our stock price was highly volatile ranging from a per-share high of $27.27 to low of $4.19. Announcements, litigation developments, and our ability to meet the expectations of investors with respect to our operating and financial results may contribute to current and future stock price volatility. We may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in an immediate drop in our stock price. In addition, similar events with respect to McAfee.com, our publicly traded subsidiary, and fluctuations in its stock price, may also contribute to the volatility of our stock price. Securities class action litigation has been instituted following previous periods of volatility. A number of putative class actions were brought against our former officers, directors and us. This litigation, and any other litigation, could result in substantial costs and a diversion of management's attention and resources.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET OR OPTION EXERCISES AND SALES COULD LOWER OUR STOCK PRICE.

        A substantial number of the shares of our common stock are subject to stock options and our outstanding debentures and the notes may be converted into shares of common stock. We cannot predict the effect, if any, that future sales of shares of common stock or notes, or the availability of shares of common stock or notes for future sale, will have on the market price of our common stock or notes. Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or the conversion of the notes or our outstanding debentures, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and notes.

THE NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

        One or more rating agencies may rate the notes. If one or more rating agencies assigns the notes a rating lower than expected by investors, the market price of the notes and our common stock could be harmed.

OUR CHARTER DOCUMENTS AND DELAWARE LAW, OUR RIGHTS PLAN AND OUR INDENTURES MAY IMPEDE OR DISCOURAGE A TAKEOVER, WHICH COULD LOWER OUR STOCK PRICE.

        Our Charter Documents and Delaware Law

        Pursuant to our charter, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote of action by our stockholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

        Our classified board and other provisions of Delaware law and our certificate of incorporation and bylaws, could also delay or make a merger, tender offer or proxy contest involving us more difficult.

        Our Rights Plan

        Our board of directors has adopted a shareholders rights plan. The rights will become exercisable the tenth day after a person or group announces acquisition of 15% or more of our common stock or announces commencement of a tender or exchange offer the consummation of which would result in ownership by the person or group of 15% or more of our common stock. If the rights become exercisable, the holders of the rights (other than the person acquiring 15% or more of our common stock) will be entitled to acquire in exchange for the rights' exercise price, shares of our common stock or shares of any company in which we are merged, with a value equal to twice the rights' exercise price.


        Our Indentures

        The indenture governing our outstanding debentures, as well as the indenture for the notes, may require that we offer to repurchase such debentures or the notes following the occurrence of certain types of change in control transactions. These repurchase provisions could have the effect of discouraging a merger or takeover of us, which may not be in the best interest of certain stockholders and could have an adverse effect on the market value of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

        The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete:

    - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 as filed with the Commission on February 8, 2002; and







    - The description of our common stock which is contained in our Registration Statement on Form 8-A filed with the Commission on January 25, 2002 pursuant to Section 12 of the Exchange Act , the description of our common stock which is contained in our Registration Statement on Form 8-A filed with the Commission on August 21, 1992 pursuant to
        Section 12 of the Exchange Act, the description of our preferred share purchase rights on Form 8-A filed on October 22, 1998, the description of our zero coupon convertible subordinated debentures on Form S-3 filed on May 6, 1998, and any description of any of our securities which is contained in any registration statement filed after the date hereof under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

        You may request a copy of these filings, at no cost, by contacting us at the following address:

        Investor Relations
        Networks Associates, Inc.
        3965 Freedom Circle
        Santa Clara, California 95054
        Telephone: (877) 346-3575

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for each period indicated is as follows:

                                                              YEAR ENDED DECEMBER 31
                                              ------------------------------------------------------
                                               1997         1998       1999        2000        2001
                                              ------       ------     ------      ------      ------
Ratio of earnings to fixed charges .....       21.0x        8.5x       -x(1)       -x(1)       -x(1)

        These computations include us and our consolidated subsidiaries. In calculating the ratio of earnings to fixed charges, "earnings" consist of net income (loss) before provisions for income taxes plus fixed charges. "Fixed charges" consist of:

    - interest expense plus the portion of rental expense under operating leases deemed by us to be representative of the interest factor, and

    -   amortization of debt issuance costs.

(1) During the fiscal years ended December 31, 2001, 2000 and 1999, there was a deficiency of earnings to cover fixed charges of approximately $91.4 million, $97.8 million and $131.0 million, respectively.

                                 DIVIDEND POLICY

        We have not paid any cash dividends since our reorganization into a corporate form in October 1992. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

                              DESCRIPTION OF NOTES

        We issued the notes under an indenture dated as of August 17, 2001 between us and State Street Bank and Trust Company of California, N.A., as trustee. The following summarizes some, but not all, of the provisions of the notes and the indenture. A copy of the indenture, the resale registration rights agreement and the form of certificate evidencing the notes have been filed as exhibits to this registration statement.

        References in this section to "Network Associates," "us," "we," and "our" are solely to Networks Associates, Inc. and not to our subsidiaries.

GENERAL

        We issued $345,000,000 in aggregate principal amount of the notes in a private placement in August 2001. The notes are general unsecured obligations of Network Associates and are junior in right of payment as described under "Subordination of Notes." The Notes are convertible into our common stock as described under "Conversion Rights." The Notes were issued only in denominations of $1,000, or in multiples of $1,000. The Notes will mature on August 15, 2006, unless earlier redeemed at our option by us or purchased by us at your option upon a change of control.

        The notes bear interest at the rate of 5.25% per year. We will pay interest semiannually on February 15 and August 15 of each year beginning February 15, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest are February 1 and August 1. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at their election. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        We will maintain an office in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. The office is initially an office or agency of the trustee.

CONVERSION RIGHTS

        You may convert any outstanding notes (or portions of outstanding notes) into our common stock, at any time prior to maturity, unless previously redeemed or purchased, initially at the conversion price of $18.07 per share (equal to a conversion rate of approximately 55.3403 shares per $1,000 principal amount of notes), subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the business day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 and whole multiples of $1,000.

        You may exercise conversion rights at any time prior to the close of business on the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your notes because a change of control has occurred, you may convert your notes into our common stock only if you withdraw your notice and convert your notes prior to the close of business on the business day immediately preceding the change of control repurchase date.

        Except as provided below, if you convert your notes into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these notes. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the notes being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive interest accrued and paid on such notes on the interest payment date, notwithstanding the conversion of such notes prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time of surrender of such notes for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we call for redemption prior to such conversion on a redemption date that is on or prior to third business day after such interest payment date.

        You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your name. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

        To convert interests in a global note, you must deliver to DTC the appropriate instructions form for conversion pursuant to DTC's conversion program. To convert a definitive note, you must:

    - complete the conversion notice on the back of the note, or a facsimile of the conversion notice;

    - deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

    - pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph; and

    - pay all taxes or duties, if any, as described in the preceding paragraph.

        The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted, including any cash in lieu of any fractional shares, will be delivered as soon as practicable on or after the conversion date.

        We will adjust the initial conversion price in certain circumstances subject to certain exceptions, including:

    - issuances of our common stock as a dividend or distribution on all of our common stock;

    -   certain subdivisions and combinations of our common stock;

    - issuances to all holders of our common stock of certain rights or warrants to purchase our common stock at less than the current market price of our common stock;

    - distributions to all holders of our common stock of shares of our capital stock, evidences of our indebtedness or assets, including securities, but excluding:

        -   our common stock;

        -   the rights and warrants referred to in the third bullet point above;

        - any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph; or

        -   any dividends or distributions paid exclusively in cash;

        - but including securities of our subsidiaries to the extent we do not elect to reserve such securities on a pro rata basis for the benefit of holders of notes as described below;

    - distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

        - all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

        - any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made,

        - exceeds 10% of our market capitalization on the record date for such distribution; and

    - purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

        - any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our future subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, plus

        - the aggregate amount of any all-cash distributions referred to in the preceding bullet point to all holders of our common stock within 12 months preceding the expiration of a tender offer for which no adjustments have been made,

        - exceeds 10% of our market capitalization on the expiration of such tender offer.

        We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

        If we:

        - reclassify or change any of our common stock, other than changes resulting from a subdivision or combination; or

        - consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets.

and the holders of our common stock receive capital stock, other securities or other property or assets, including cash or any combination thereof, with respect to or in exchange for their common stock, the holders of the notes may convert the notes into the consideration they would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

        If we distribute shares of common stock of a subsidiary of ours to all holders of our common stock, we may elect to reserve the pro rata portion of such shares for the benefit of the holders of notes in lieu of adjusting the conversion price pursuant to the fourth bullet point of the description of conversion price adjustments set forth above.

        Under the provisions of our rights plan, upon conversion of the notes into common stock, to the extent that the rights plan is still in effect upon such conversion, the holders will receive, in addition to the common stock, the rights described in the rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions, and in such case there will be no adjustment to the conversion price.

        If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "United States Federal Income Tax Consequences" below.

        We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY NETWORK ASSOCIATES

     Optional Redemption

        We may not redeem the notes in whole or in part at any time prior to August 20, 2004. At any time on or after August 20, 2004, we may redeem some or all of the notes on at least 20 but not more than 60 days' notice, at the following redemption prices, expressed in percentages of the principal amount:

                           DURING THE TWELVE MONTHS COMMENCING                                      REDEMPTION PRICE
                           -----------------------------------                                      ----------------
August 20, 2004.........................................................................                101.3125%
August 15, 2005.........................................................................                100.0000%

        We will pay interest accrued and unpaid to, but excluding, the redemption date on notes called for redemption. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

     Partial Redemption

        If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

        If a change of control occurs, you will have the right to require us to repurchase all of your notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus interest accrued and unpaid to, but excluding, the repurchase date. Notwithstanding the foregoing, you will not have a right to require us to repurchase the notes unless prior to that repurchase we have made any applicable change of control offers required by our then outstanding senior indebtedness and have purchased all then outstanding senior indebtedness validly tendered for payment in connection with such change of control offers.

        At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in whole or in part our common stock (or in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depository, shares of the surviving corporation or its direct or indirect parent corporation) or a combination of the applicable securities and cash. The number of shares of the applicable common stock, securities or a combination of the applicable common stock or securities will be valued at 95% of the average closing prices of the applicable common stock or securities, for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay the purchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

    - registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

    - qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

    - listing of the applicable common stock or securities on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

        Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right. Unless otherwise required by law, the repurchase date is 30 days after the date we give notice of a change of control. To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

         A "change of control" will be deemed to have occurred when any of the following has occurred:

         (i) the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

         (ii) our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than one or more of our wholly-owned subsidiaries, other than the occurrence of any of the following events:

                  (a) any transaction a result of which holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to the transaction have, directly or indirectly, at least 50% of the total voting power of all shares of capital stock of the surviving entity entitled to vote generally in elections of directors of the surviving entity immediately after the transaction; and

                  (b) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

         However, a change of control will be deemed not to have occurred if:

                  (a) the closing sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first clause above, or the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the second clause above, equals or exceeds 110% of the conversion price of the notes (as adjusted); or

                  (b) at least 90% of the consideration in the transaction or transactions (other than payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) otherwise constituting a change of control consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of such transaction or transactions, the notes become convertible solely into such common stock (and any rights attached thereto).

The beneficial owner shall be determined in accordance with Rule 13d-3 of the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13 (d)(3) of the Exchange Act.

        The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

        Rule 13e-4 under the Exchange Act, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

        We may, to the extent permitted by applicable law and any agreement or indenture governing our then outstanding indebtedness, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

        The change of control feature of the notes may in certain circumstances make more difficult or discourage a takeover of Network Associates and, thus, the removal of incumbent management. The repurchase right is not the result of our knowledge of any effort to accumulate any common stock or to obtain control of Network Associates by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between us and the initial purchaser.

        The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

        Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of senior indebtedness that we may incur in the future. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior indebtedness is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under other indebtedness, including senior indebtedness, that we may incur in the future. See "Subordination of Notes" below.

SUBORDINATION OF NOTES

        The notes are subordinated to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all of our existing and future senior indebtedness. The subordination provisions of the indenture will not prevent the occurrence of any event of default under the indenture.

        In the event we distribute our assets upon our dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization, or similar proceeding, holders of our senior indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, before we may make any payments of principal of, or premium, if any, and interest, including any additional interest, on the notes. Until all senior indebtedness is paid in full in cash or other payment satisfactory to the holders of senior indebtedness, any payment on the notes to which the holders of notes would be entitled shall be made to the holders of senior indebtedness. In the event of our dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization or similar proceeding, holders of senior indebtedness may receive more, ratably, and the holders of notes may receive less, ratably, than our other creditors.

        If the notes are declared due and payable prior to maturity because of an event of default, we are obligated to notify promptly holders of senior indebtedness. We may not make any payments on the notes until 120 days have passed after the occurrence of this acceleration of the notes. We may then make payments on the notes if we are permitted to make such payments under the indenture at that time.

        We may not make any payment on the notes if:

    - a payment default on senior indebtedness occurs and is continuing, without regard to any applicable period of grace, or

    - any other nonpayment default occurs and is continuing on designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or from a representative of the designated senior indebtedness.

        We may resume payments on the notes:

    - in case of a payment default, the earlier of the date on which the payment default is cured, waived or ceases to exist, and

    - in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured, waived, or ceases to exist, or 179 days after the date on which the applicable payment blockage notice is received by the trustee if the terms of the indenture otherwise permit payment at that time.

No new period of payment blockage for a non-payment default may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or shall be made, the basis for a subsequent payment blockage notice unless such default shall not have been cured or waived for a period of not less than 90 days.

        "senior indebtedness" means the principal of, premium, if any, interest, including any interest accrued after bankruptcy, original issue discount, rent, end of term payments, fees, costs, expenses, liquidated damages, indemnities, repurchase and other put obligations and other amounts on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above.

        However, senior indebtedness does not include:

        (1) any indebtedness of Network Associates that is not secured, but this requirement shall only apply so long as there is at least $60 million aggregate principal amount at maturity of our debentures outstanding;

        (2)    the notes;

        (3)    the debentures;

        (4) indebtedness to any subsidiary of Network Associates, a majority of the voting stock of which is owned, directly or indirectly, by Network Associates:

        (5) accounts payable or other indebtedness to trade creditors created or assumed by us in the ordinary course of business; and

        (6) any particular indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that the indebtedness shall not be senior in right of payment to, or is on the same basis with, or is subordinated or junior to, the notes.

        "indebtedness" means:

        - all of our obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks;

        - all of our obligations and other liabilities evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion of our assets;

        - all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

        - all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

        - all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as operating lease, provided either
            (A) such operating lease requires, at the end of the term thereof, that we make any payment other than accrued periodic rent in the event that we do not acquire the leased real property and related fixtures subject to such lease, or (B) we have an option to acquire the leased real property and related fixtures, whether such option is exercisable at any time or under specified circumstances;

        - all of our obligations with respect to an interest rate swap, cap or collar agreement or other similar instrument or agreement;

        - all of our direct or indirect guaranties or similar agreements in respect of, and obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in the above bullet points;

        - any indebtedness or other obligations described in the above bullet points secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us

        - regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

        - any and all deferrals, renewals, extensions, refundings, amendments, modifications or supplements, to any indebtedness, obligation or liability of the kind described in the above bullet points.

        "designated senior indebtedness" means any particular senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture, however such agreement may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

        The notes are obligations exclusively of Network Associates. Since a significant portion of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds by those subsidiaries to, us. These subsidiaries are separate and distinct legal entities and have no obligation to make any payments on the notes or to make any funds available for payments on the notes, whether by dividends, loans or otherwise. In addition, the ability of our subsidiaries to make dividend payments or loans or advances to us may be subject to statutory or contractual restrictions and may be contingent on the earnings of the subsidiaries. Although Network Associates currently has no intention to have any of its subsidiaries enter into contractual arrangements that prohibit the making of loans or payment of dividends to it, these subsidiaries may in the future enter into contractual arrangements that contain such provisions.

        Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your consequent right to participate in those assets, will be effectively subordinated to any claims creditors may have against our subsidiaries, including trade creditors, unless we are recognized as a creditor to the subsidiary.

        As of December 31, 2001, we had no indebtedness outstanding that would have constituted senior indebtedness, and as December 31, 2001 our subsidiaries had approximately $142.5 million of indebtedness and other liabilities outstanding, excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, to which the notes would have been effectively subordinated. In addition, the notes will rank on the same basis as our $498.5 million principal amount at maturity of debentures outstanding as of December 31, 2001 so long as there is at least $60 million aggregate principal amount at maturity of the debentures remaining outstanding. Neither we nor our subsidiaries are limited from incurring additional indebtedness, including senior indebtedness, under the indenture.

        If either the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of any of the subordination provisions of the indenture on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to the holders of senior indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to make payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness.

        We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT

        Each of the following constitutes an event of default under the indenture:

        (1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

        (2) our failure to pay an installment of interest on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

        (3) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

        (4) (A) we or one of our significant subsidiaries fails to make any payment at maturity, including any grace period, in respect of any obligation for borrowed money evidenced by a bond, debenture, note or similar instrument (an "instrument") in an amount in excess of $25 million and such failure continues or (B) we or one of our significant subsidiaries defaults with respect to any instrument, which default results in the acceleration of indebtedness evidenced by such instrument in an amount in excess of $25 million without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in case of (A) and (B) above, for a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in principal amount of the notes, provided that if any such failure, default or acceleration referred to above shall cease or be cured, waived, rescinded or annulled, then the event of default shall be deemed to be likewise cured and any acceleration with respect thereto rescinded; or

        (5) certain events of bankruptcy, insolvency or reorganization with respect to us or one of our significant subsidiaries.

         The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

        If an event of default specified in clause (5) above occurs and is continuing with respect to us, then automatically the principal of and premium, if any, of all the outstanding notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above (the default not having been cured or waived as provided under "Modifications, Amendments and Meetings" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount and premium, if any, together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding or a majority in aggregate principal amount of the notes represented at a meeting at which a quorum (as specified under "Modifications, Amendments and Meetings" below) is present, in each case upon the conditions provided in the indenture.

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

        We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

        We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation, limited liability company, partnership, trust or other business entity organized under the laws of the United States or any of its political subdivisions provided that:

    - the surviving corporation, limited liability company, partnership, trust or other business entity assumes all our obligations under the indenture and the notes;

    - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

    -   certain other conditions are met.

        We will be discharged of our obligations under the notes upon the surviving entity assuming our obligations under the indenture and the notes and meeting the other requirements specified in the indenture.

MODIFICATIONS, AMENDMENTS AND MEETINGS

     Changes Requiring Approval Of Each Affected Holder

        The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

    - change the maturity of the principal of or any installment of interest on any note;

    -   reduce the principal amount of, or any premium or interest on any note;

    -   change the currency of payment of such note or interest thereon;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

    -   modify our obligations to maintain an office or agency in New York City;

    - except as otherwise permitted or contemplated by the indenture, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the notes;

    - modify the subordination provisions of the indenture in a manner adverse to the holders of notes;

    - modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

    - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

    - reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

     Changes Requiring Majority Approval

         The indenture, including the terms and conditions of the notes, may be modified or amended either:

    - With the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

    - by the adoption of a resolution at a meeting of a quorum of holders by at least a majority in aggregate principal amount of the notes represented at such meeting.

     Changes Requiring No Approval

        The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

    -   adding to our covenants for the benefit of the holders of notes;

    -   adding collateral to secure the obligations under the notes;

    -   surrendering any right or power conferred upon us;

    - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

    - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease, adding guarantors or obligors on the notes in addition to Network Associates;

    - reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes;

    - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

    - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of Network Associates and the trustee, adversely affect the interests of the holders of notes in any material respect; or

    - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

     Meetings

        The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

     Quorum

        The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

SATISFACTION AND DISCHARGE

         We may satisfy and discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

    - all outstanding notes will become due and payable at their scheduled maturity within one year; or

    -   all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

REGISTRATION RIGHTS

         We have filed a registration statement, of which this prospectus is a part, pursuant to a resale registration rights agreement we entered into with the initial purchaser in the initial private placement of the notes. Pursuant to the agreement, we will use our reasonable efforts to have this shelf registration statement declared effective by February 13, 2002 and to keep it effective until the earliest of:

    -   two years after the last date of original issuance of any of the notes;

    - the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

    - the date when all of the notes and the common stock issuable upon conversion of the notes of those holders that complete and deliver in a timely manner the selling securityholder election and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

         If:

    - the shelf registration statement has not been declared effective prior to or on February 13, 2002; or

    - at any time after February 13, 2002, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period related to disclosure of material non-public information by the 45th or 90th day, as the case may be (or any applicable extension thereof) (each, a "registration default"), then additional interest will accrue on the notes that are registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semiannually in arrears, with the first semiannual payment due on each February 15 and August 15, and will accrue at a rate per year equal to:

    - 0.25% of the principal amount of a note to and including the 90th day following such registration default; and

    - 0.50% of the principal amount of a note from and after the 91st day following such registration default.

        In no event will additional interest accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes that are registrable securities into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted to the extent such shares are registrable securities.

GOVERNING LAW

        The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

        State Street Bank and Trust Company of California, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Equiserve is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

GLOBAL NOTES; BOOK-ENTRY FORM

        The notes are represented by one or more global notes deposited with and registered in the name of DTC or its nominee. Thus, we will not issue certificated securities to you for the notes, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

        Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC's records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the notes. DTC's records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

        It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

        Notes represented by one or more global notes will be exchangeable for certificated securities with the same terms in authorized denominations only if:

    - DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days; or

    -   we decide to discontinue the book-entry system.

        If the global note is exchanged for certificated securities, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated securities.

RESTRICTIONS ON TRANSFER; LEGENDS

        The notes are subject to certain restrictions on transfer set forth on the notes and in the indenture, and certificates evidencing the notes bear a legend regarding such transfer restrictions.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or "IRS," might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to "U.S. holders" that purchase notes in the initial offering at their issue price and hold the notes or common stock as "capital assets" (generally, for investment). For this purpose, U.S. holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts or "non-U.S. holders." This summary describes some, but not all, of these special rules. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is attributed to its owners. Consequently, the tax treatment of income earned through a partnership depends on the status of the partner. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state, or local laws.

        INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. HOLDERS

     Taxation of Interest

        U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes were not issued with original issue discount. In certain circumstances, investors in our notes could receive payments in excess of principal or stated interest. First, we may be required to make additional payments to holders of the notes as liquidated damages if we do not file or cause to be declared effective a registration statement, as described under "Description of the Notes--Registration Rights." Second, if, upon a change of control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price in shares of our common stock, the value of the stock could exceed the principal amount of the notes and accrued and unpaid interest. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that the possibility is remote that a change of control would occur or that we would be required to pay additional interest because of a failure to provide registration rights. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, U.S. holders would be required to recognize additional interest income.

     Sale, Exchange or Redemption of the Notes

        A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

        If, upon a change of control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price in whole or in part with shares of our common stock, and if the notes are "securities" for U.S. federal income tax purposes, the holder would generally not recognize any loss on the exchange and would recognize any gain realized only to the extent of any cash received. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. In addition, the value of any portion of the common stock received that is attributable to accrued interest on the notes will be taxed as ordinary income. The holder's aggregate basis in the common stock received in exchange for the notes (including any fractional share for which cash is paid but excluding any shares attributable to accrued interest) would equal his adjusted basis in the note, increased by any gain recognized on the exchange and decreased by the amount of any cash received. The holder's holding period for the common stock so received would include the period during which he held the note. The holder's basis in any shares of common stock attributable to accrued interest would equal the fair market value of those shares when received, and the holding period of those shares would begin on the day after the holder's receipt of those shares. If the notes are not securities for U.S. federal income tax purposes, the holder's exchange of notes upon a change of control would be subject to the general rules for exchanges of notes described in the preceding paragraph, regardless of whether the holder receives shares of our common stock in payment of all or part of the redemption price. The classification of debt instruments as securities for U.S. federal income tax purposes depends on the extent to which the instruments represent an investment in the issuer's business. Because the decided cases turn on the specific facts in each case, we cannot predict whether our notes will be treated as securities for U.S. federal income tax purposes.

     Conversion of the Notes

        A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder's holding period for the stock will include the period during which he held the note.

     Dividends

        If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

        The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a distribution in the form of our stock. Such a constructive stock distribution could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock distribution would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

     Sale of Common Stock

        A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

     Taxation of Interest

        Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as "portfolio interest." and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a non-U.S. holder that

    - owns at least 10 percent of our voting stock (taking into account stock owned directly and also stock owned indirectly under specific attribution rules), or

    -   is a "controlled foreign corporation" that is related to us.

        In general, a foreign corporation is a controlled foreign corporation if at least 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation's voting stock.

        The portfolio interest exception and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

     Sale, Exchange or Redemption of Notes

        Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if

    - the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business,

    - the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

    - the rules of the Foreign Investment in Real Property Tax Act, or "FIRPTA" (described below), treat the gain as effectively connected with a U.S. trade or business.

        The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a "U.S. real property holding corporation, or "USRPHC." In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. So long as our common stock continues to be regularly traded, the FIRPTA rules would apply to a disposition of notes by a non-U.S. holder only if the holder owned, directly or indirectly, more than 5 percent of our common stock (or, if the notes were considered to be "regularly traded," more than 5 percent of our notes) within five years before the holder's disposition of the notes. For this purpose, the non-U.S. holder would be treated as owning the stock that the holder could acquire on conversion of the holder's notes. If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange, or other disposition of notes by a non-U.S. holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax.

     Conversion of the Notes

        A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any recognized as a result of the holder's receipt of cash in lieu of a fractional share gain recognize of stock would also generally not be subject to U.S. federal income tax. See "Special Tax Rules Applicable to non-U.S. holders -- Sale of Common Stock" below.

     Dividends

        Dividends paid to a non-U.S. holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under "Special Tax Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

     Sale of Common Stock

        Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "Special Tax Rules Applicable to Non-U.S. Holders -- Sale, Exchange or Redemption of Notes."

     Income or Gains Effectively Connected with a U.S. Trade or Business

        The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If a partnership is engaged in a U.S. trade or business, the partners of the partnership are also treated as being engaged in that trade or business. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECL If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

     U.S. Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to Non-U.S. Holders -- Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

BACKUP WITHHOLDING AND INFORMATION REPORTING

        The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 30.5 percent, but will be reduced in stages to 28 percent beginning in 2006. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of interest or dividends to individual U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

        Payments to non-U.S. holders will generally be subject to information reporting but not backup withholding. To avoid backup withholding, however, a non-U.S. holder will have to certify its nonresident status. Some of the common means of doing so are described under "Special Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

        Payments made to U.S. holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Payments made to non-U.S. holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the non-U.S. holder certifies its foreign status.

        Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                             SELLING SECURITYHOLDERS

        We originally issued the notes in a private placement to Lehman Brothers Inc. in August 2001 pursuant to Rule 4(2) of the Securities Act of 1933. The notes were sold by Lehman Brothers Inc. to purchasers that are qualified institutional buyers pursuant to Rule 144A. Those purchasers may have made subsequent transfers of the notes pursuant to Rule 144A. We have no knowledge whether the holders listed below received the notes on the initial distribution or through subsequent transfers after the close of the initial private placement. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

        The following table contains information as of February 11, 2002, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

                                                                      PRINCIPAL
                                                                      AMOUNT AT
                                                                     MATURITY OF                      NUMBER OF
                                                                        NOTES                         SHARES OF       PERCENTAGE OF
                                                                     BENEFICIALLY     PERCENTAGE     COMMON STOCK     COMMON STOCK
                                                                      OWNED THAT       OF NOTES       THAT MAY BE      OUTSTANDING
                            NAME                                      MAY BE SOLD     OUTSTANDING       SOLD(1)            (2)
-----------------------------------------------------------------    ------------    ------------     ------------    -------------
AIG/National Union Fire Insurance (3) ...........................    $    725,000               *           40,122               *
Aloha Airlines Non-Pilots Pension Trust (3) .....................          55,000               *            3,044               *
Aloha Pilots Retirement Trust (3) ...............................          35,000               *            1,937               *
Alta Partners Holdings, LDC .....................................      17,500,000            5.07%         968,456               *
Arbitex Master Fund LP ..........................................      13,900,000            4.03%         769,231               *
Arkansas PERS (3) ...............................................       1,010,000               *           55,894               *
Associated Electric & Gas Insurance Services Limited (4) ........         400,000               *           22,136               *
B.C. McCabe Foundation (5) ......................................         150,000               *            8,301               *
Bank Austria Cayman Islands LTD (6) .............................       5,375,000            1.56%         297,454               *
Boilermakers Blacksmith Pension Trust (3) .......................       1,285,000               *           71,112               *

                                                                      PRINCIPAL
                                                                      AMOUNT AT
                                                                     MATURITY OF                      NUMBER OF
                                                                        NOTES                         SHARES OF       PERCENTAGE OF
                                                                     BENEFICIALLY     PERCENTAGE     COMMON STOCK     COMMON STOCK
                                                                      OWNED THAT       OF NOTES       THAT MAY BE      OUTSTANDING
                            NAME                                      MAY BE SOLD     OUTSTANDING       SOLD(1)            (2)
-----------------------------------------------------------------    ------------    ------------     ------------    -------------

BTES-Convertible Arbitrage ......................................       1,000,000               *           55,340               *
BTPO-Growth Vs Valle ............................................       3,000,000               *          166,021               *
C & H Sugar, Inc. (3) ...........................................          85,000               *            4,704               *
CALAMOS(R) Convertible Growth and Income Fund -
   CALAMOS(R) Investment Trust ..................................       2,900,000               *          160,487               *
CALAMOS(R) Convertible Technology Fund - CALAMOS(R)
   Investment Trust .............................................          70,000               *            3,874               *
CIBC World Markets ..............................................         500,000               *           27,670               *
Conseco Fund Group - Conseco Convertible Securities Fund ........         250,000               *           13,835               *
Convertible Securities Fund .....................................          80,000               *            4,427               *
Delaware PERS (3) ...............................................       1,425,000               *           78,860               *
Deutsche Banc Alex Brown Inc. ...................................      11,500,000            3.33%         636,414               *
Dodeca, L.P. ....................................................       2,000,000               *          110,681               *
Drury University (3) ............................................          25,000               *            1,384               *
Duke Endowment (3) ..............................................         245,000               *           13,558               *
Fidelity Advisor Series I:  Fidelity Advisor Dividend
   Growth Fund ..................................................         334,000               *           18,484               *
Fidelity Advisor Series I:  Fidelity Advisor Equity
   Value Fund ...................................................           2,000               *              111               *
Fidelity Charles Street Trust:  Fidelity Asset Manager ..........       1,780,000               *           98,506               *
Fidelity Charles Street Trust:  Fidelity Asset Manager:
   Income .......................................................          60,000               *            3,320               *
Fidelity Charles Street Trust:  Fidelity Asset
   Manager:  Growth .............................................         890,000               *           49,253               *
Fidelity Commonwealth Trust:  Fidelity Mid-Cap Stock
   Fund .........................................................       1,075,000               *           59,491               *
Fidelity Devonshire Trust:  Fidelity Equity - Income
   Fund .........................................................       2,330,000               *          128,943               *

                                                                      PRINCIPAL
                                                                      AMOUNT AT
                                                                     MATURITY OF                      NUMBER OF
                                                                        NOTES                         SHARES OF       PERCENTAGE OF
                                                                     BENEFICIALLY     PERCENTAGE     COMMON STOCK     COMMON STOCK
                                                                      OWNED THAT       OF NOTES       THAT MAY BE      OUTSTANDING
                            NAME                                      MAY BE SOLD     OUTSTANDING       SOLD(1)            (2)
-----------------------------------------------------------------    ------------    ------------     ------------    -------------
Fidelity Financial Trust:  Fidelity Convertible
   Securities Fund ..............................................       8,650,000            2.51%         478,694               *
Fidelity Financial Trust:  Fidelity Equity - Income II
   Fund .........................................................       2,430,000               *          134,477               *
Fidelity Puritan Trust:  Fidelity Puritan Fund ..................       1,340,000               *           74,156               *
Fidelity Securities Fund:  Fidelity Dividend Growth Fund ........       2,300,000               *          127,283               *
Fidelity Trend Fund:  Fidelity Trend Fund .......................         170,000               *            9,408               *
Froley Revy Investment Convertible Security Fund ................         145,000               *            8,024               *
Goldman Sachs and Company .......................................         525,000               *           29,054               *
GLG Market Neutral Fund .........................................      10,000,000            2.90%         553,403               *
Grace Brothers, Ltd. ............................................       1,000,000               *           55,340               *
Grace Brothers Management LLC....................................       1,000,000               *           55,340               *
Granville Capital Corporation ...................................       1,000,000               *           55,340               *
Hawaiian Airlines Employees Pension Plan - IAM (3) ..............          30,000               *            1,660               *
Hawaiian Airlines Pension Plan for Salaried Employees (3) .......           5,000               *              277               *
Hawaiian Airlines Pilots Retirement Plan (3) ....................          50,000               *            2,767               *
Highbridge International LLC ....................................      32,730,000            9.49%       1,811,289             1.3%
ICI American Holdings Trust (3) .................................         510,000               *           28,224               *
Jersey (IMA) Ltd.(7) ............................................       4,000,000            1.16%         221,361               *
JMG Capital Partners, LP ........................................       4,500,000            1.30%         249,032               *
Libertyview Fund LLC ............................................       1,000,000               *           55,340               *
Libertyview Funds L.P. ..........................................      15,000,000            4.35%         830,105               *
Lipper Convertibles, L.P. .......................................      12,500,000            3.62%         691,754               *
Lipper Offshore Convertibles, L.P. ..............................      10,121,000            2.93%         560,100               *
Lipper Convertibles Series II, L.P. .............................         879,000               *           48,644               *
McMahan Securities Co. L.P. .....................................         100,000               *            5,534               *

                                                                      PRINCIPAL
                                                                      AMOUNT AT
                                                                     MATURITY OF                      NUMBER OF
                                                                        NOTES                         SHARES OF       PERCENTAGE OF
                                                                     BENEFICIALLY     PERCENTAGE     COMMON STOCK     COMMON STOCK
                                                                      OWNED THAT       OF NOTES       THAT MAY BE      OUTSTANDING
                            NAME                                      MAY BE SOLD     OUTSTANDING       SOLD(1)            (2)
-----------------------------------------------------------------    ------------    ------------     ------------    -------------
Morgan Stanley ..................................................      20,000,000            5.80%       1,106,806               *
Morgan Stanley Dean Witter Convertible Securities Trust .........       1,500,000               *           83,011               *
National Fuel Gas Company Retirement Plan (5) ...................          50,000               *            2,767               *
Nations Convertible Securities Fund .............................       2,620,000               *          144,992               *
New York Life Insurance and Annuity Corporation .................         750,000               *           41,505               *
New York Life Insurance Company .................................       4,000,000            1.16%         221,361               *
Northern Income Equity Fund .....................................         500,000               *           27,670               *
Ondeo Nalco (3) .................................................         180,000               *            9,961               *
Oxford, Lord Abbett & Co. .......................................         750,000               *           41,505               *
Queen's Health Plan (3) .........................................          20,000               *            1,107               *
R2 Investments, LDC .............................................      15,000,000            4.35%         830,105               *
Ramius Capital Group ............................................         425,000               *           23,520               *
RCG Latitude Master Fund LTP ....................................       1,530,000               *           84,671               *
RCG Multi Strategy LP. ..........................................       1,170,000               *           64,748               *
SG Cowen Securities Corporation .................................      10,000,000            2.90%         553,403               *
Silvercreek II Limited ..........................................       1,000,000               *           55,340               *
Silvercreek Limited Partnership .................................       1,000,000               *           55,340               *
Southern Farm Bureau Life Insurance (3) .........................         725,000               *           40,122               *
Starvest Combined Portfolio (3) .................................         755,000               *           41,782               *
State of Oregon/Equity (3) ......................................       4,475,000            1.30%         247,648               *
State of Oregon/SAIF Corporation (3) ............................       1,850,000               *          102,380               *
Sterling Investment Co. (3) .....................................         700,000               *           38,738               *
Syngenta AG (3) .................................................         240,000               *           13,282               *

                                                                      PRINCIPAL
                                                                      AMOUNT AT
                                                                     MATURITY OF                      NUMBER OF
                                                                        NOTES                         SHARES OF       PERCENTAGE OF
                                                                     BENEFICIALLY     PERCENTAGE     COMMON STOCK     COMMON STOCK
                                                                      OWNED THAT       OF NOTES       THAT MAY BE      OUTSTANDING
                            NAME                                      MAY BE SOLD     OUTSTANDING       SOLD(1)            (2)
-----------------------------------------------------------------    ------------    ------------     ------------    -------------
Total Fina Elf Finance USA, Inc. (5) ............................         100,000               *            5,534               *
Van Kampen Harber Fund ..........................................       5,000,000            1.45%         276,701               *
Variable Insurance Products Fund:  Equity - Income
   Portfolio ....................................................       1,080,000               *           59,768               *
Wilmington Trust Company As Owner Trustee for the
   Forrestal Funding Master Trust ...............................      22,000,000            6.38%       1,217,488               *
Zeneca Holdings Trust (3) .......................................         360,000               *           19,923               *
Cede & Co. ......................................................      67,199,000           19.48%       3,718,815             2.6%

----------------

*     Less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion price of $18.07 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 140,598,822 shares of common stock outstanding as of December 31, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3) Froley Revy Investment Management Company, Inc. has investment control over the securities beneficially owned by these securityholders.

(4) CALAMOS Asset Management has investment control over the securities beneficially owned by this securityholder.

(5) Lord, Abbett & Co. has investment control over the securities beneficially owned by these securityholders.

(6) Ramius Capital Group has investment control over the securities beneficially owned by this securityholder.

(7) Libertyview Capital has investment control over the securities beneficially owned by this securityholder.

        We prepared this table based on the information supplied to us by the selling securityholders named in the table.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

        Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:


    -   directly by the selling securityholders; or

    - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        Lehman Brothers, Inc., the "initial purchaser," Morgan Stanley and Robertson Stephens have informed us that they intend to make a market in the notes. These entities are not obligated to make a market in the notes and any or all of them may discontinue this market making activity at any time without notice.

        To our knowledge, CIBC World Markets, Deutsche Banc Alex Brown Inc., Goldman Sachs & Company, Morgan Stanley and SG Cowen Securities Corporation are the only other selling securityholders who are registered broker-dealers. As such, they are underwriters of the notes. We do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of our board of directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders.

        If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The notes and underlying common stock may be sold in one or more transactions at:

    -   fixed prices;

    -   prevailing market prices at the time of sale;

    -   varying prices determined at the time of sale; or

    -   negotiated prices.

    These sales may be effected in transactions:

    - on any national securities exchange or quotation service on which the underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market, in the case of the common stock;

    -   in the over-the-counter market;


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

    - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    -   through the writing of options.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

        Our common stock trades on the Nasdaq National Market under the symbol "NETA." Effective February 12, 2002, our common stock will commence trading on the New York Stock Exchange (NYSE) under the symbol "NET" and will no longer be traded on NASDAQ. We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors--We Cannot Assure You That An Active Trading Market Will Develop For The Notes Which May Reduce Their Market Price."

        There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.


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

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.



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                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Second Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

        Our Restated Bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Restated Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Restated Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether we would have the power to indemnify him or her against such liability under the General Corporation Law of Delaware. We currently have secured such insurance on behalf of our officers and directors.

        We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. Subject to certain conditions, these agreements, among other things, indemnify our directors and officers for certain expenses (including attorney's fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of us, arising out of such person's services as a director or officer of ours, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities and Exchange Act of 1933, as amended. Our Second Restated Certificate of Incorporation, as amended, and Bylaws provide for indemnification of our officers, directors, employees and other agents to the maximum extent permitted by Delaware Law.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Network Associates pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL MATTERS

        The validity of the issuance of Networks Associates' securities offered by this prospectus will be passed upon for Networks Associates, Inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


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